Exhibit 99.2

NEW GOLD INC.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(in United States dollars, except where noted)

This Management’s Discussion and Analysis should be read in conjunction with New Gold Inc.’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2009 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of August 5, 2009. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Second Quarter Financial / Operation Highlights

  Gold production of 55,633 ounces

  Gold sales of 52,890 ounces

  Total cash cost (1) of $468 per ounce (net of by-product-sales)

  Net loss of $202.8 million or $0.79 per share. The net loss includes a goodwill impairment charge of $189.6 million, $5.9 million in merger costs, $31.1 million of foreign exchange losses, a mark-to-market gain of $9.0 million on gold and fuel contracts and realized and unrealized gain on investments of $9.7 million. After adjusting in the above, the adjusted net earnings (2) after taxes were $10.6 million or $0.04 per share compared to adjusted net loss of $4.6 million or $0.05 per share in the second quarter of 2008.

  Cash and cash equivalents of $141.1 million

  Closed business combination with Western Goldfields Inc. (“Western Goldfields”) on June 1, 2009

Background

New Gold Inc. (“New Gold”) is an intermediate gold producer with a portfolio of global assets in Mexico, Canada, Australia, Brazil, Chile and the United States. The Company's operating assets consist of the Cerro San Pedro (“CSP”) gold-silver mine in Mexico, the Peak gold-copper mine (“Peak Mines”) in Australia and the Western Mesquite gold mine (“WMM”) in the United States. Significant development projects include the New Afton copper-gold project in Canada (“New Afton”) and a 30% interest in the El Morro copper-gold project in Chile (“El Morro”). New Gold has a vision of becoming a million ounce gold producer, with a lower than industry average total cash cost per ounce, by 2012. New Gold will achieve this vision through:

  Delivering on operational targets (safety, cost, production and environment and social responsibility);

  Maintaining a strong financial position;

  Internal growth through project development and the continuous improvement of our existing operations; and

  External growth through the continued consolidation of junior gold producers.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential. The board of directors, management and the employees of New Gold are committed to achieving this in a socially responsible and sustainable manner.

Corporate Developments

Business Combination with Western Goldfields

During the second quarter, the Company completed a business combination (the “Business Combination”) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of a plan of arrangement ("Plan of Arrangement") that was approved by the New Gold and Western Goldfields shareholders on May 13 and 14, 2009, respectively, and which received final court approval on May 27, 2009. The acquisition date was determined to be May 27, 2009.

Pursuant to the Plan of Arrangement, New Gold acquired all of the issued and outstanding common shares of Western Goldfields in consideration for the issuance by New Gold of one common share of New Gold and Cdn$0.0001 for each Western Goldfields common share outstanding. All of the stock options of Western Goldfields outstanding at the effective time of the arrangement were replaced by options to purchase common shares of New Gold. All outstanding warrants to acquire common shares of Western Goldfields will, pursuant to their terms, be exercisable for common shares of New Gold and the nominal cash consideration.

The closing of this transaction represents another significant step for New Gold as the Company continues to deliver on its growth strategy and continue to focus on growth by enhancing our operations, continuing the development of New Afton and pursuing strategic acquisition opportunities.

Goodwill Impairment Charge

On March 4, 2009, the Company announced that it had entered into an agreement to acquire Western Goldfields. The share price on March 4th, 2009 was $1.61 (Cdn$2.05) and the terms of the agreement whereby the Company exchanged one common share of New Gold and CDN$0.0001 in cash for each common share of Western Goldfields were determined with this share price as reference. At the time the agreement was finalized, the Company had not yet made the decision to early adopt CICA Handbook Section 1582 which requires that the measurement date for equity instruments exchanged in a business combination is the date of acquisition and not the average of a few days before and after the terms were agreed to and announced.

In preparing its first quarter consolidated financial statements, the Company elected to early adopt Section 1582 and the acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination. On May 27th, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million than would not have been recorded under the guidance of CICA Handbook Section 1581. As a result, the Company recorded approximately $189 million in goodwill for the Business Combination with Western Goldfields.

The Company allocated its goodwill to the Mesquite mine as it was the only reporting unit acquired pursuant to the Western Goldfields Business Combination. The net asset value of the Mesquite mine consist of plant and equipment and mining properties. Plant and equipment were valued using an independent third party valuator. Mining Properties were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition the company valued the sulphide potential using prices paid for similar market transactions.

The Company has determined that it cannot support the carrying value of this goodwill as at June 30, 2009 and recorded a goodwill impairment charge of $189.6 million due mainly to $138.1 million in additional purchase consideration as a result of the share price difference from the date of the announcement on March 4th, 2009 of $1.61 to the share price on the date of acquisition on May 27, 2009 of $2.63, following the adoption of a new accounting policy.

Selected Quarterly Financial Information
(US dollars in thousands, except per share amounts and per ounce amounts)

	Q2	Q1		Q4		Q3		Q2		Q1		Q4		Q3
Operating Data	2009 (4)	2009		2008		2008		2008 (1)		2008		2007		2007
Gold (ounces)
– Produced	55,633	54,938		78,950		68,801		42,052		43,300		53,430		53,900
– Sold	52,890	55,397		78,194		67,156		40,540		51,700		52,351		55,000
Copper (000's pounds)
– Produced	4,266	3,812		2,474		2,365		1,237		2,172		1,746		1,932
– Sold	2,568	2,751		2,634		1,715		855		2,551		2,469		1,908
Silver (ounces)
– Produced	414,038	427,439		290,520		282,055		N/A		N/A		N/A		N/A
– Sold	422,713	372,219		289,781		305,430		N/A		N/A		N/A		N/A
Average realized prices
– Gold ($/ ounce)	$926	$898		$792		$870		$898		$933		$793		$697
– Copper ($/ pound)	$2.07	$1.70		$1.32		$2.76		$4.27		$3.75		$2.99		$3.47
– Silver ($/ ounce)	$13.84	$12.54		$10.09		$15.24		N/A		N/A		N/A		N/A
Total cash cost per gold ounce sold (2)	$468	$513		$576		$566		$742		$427		$398		$303

Financial Data
Revenues	$61,687	$58,765		$59,033		$63,384		$39,497		$56,221		$46,979		$44,663
Depreciation and depletion	$10,654	$10,749		$9,234		$9,666		$7,657		$6,404		$3,766		$13,258
Corporate administration (3)	$5,727	$4,066		$7,472		$8,334		$3,196		$4,027		$5,122		$2,814
Business combination	$5,899	$684	$	nil	$	nil	$	nil	$	nil	$	nil	$	nil
Earnings (loss) from operations	$(190,791)	$6,052		$(21,287)		$(167,588)		$(5,895)		$13,479		$13,090		$2,612
Interest and other income	$1,810	$266		$924		$1,123		$1,355		$1,967		$1,198		$1,250
Net earnings (loss)	$(202,846)	$12,079		$41,135		$(148,852)		$(4,751)		$9,790		$14,789		$1,180
Earnings (loss) per share
– Basic and diluted	$(0.79)	$0.06		$0.19		$(0.70)		$(0.05)		$0.13		$0.20	$	nil
Cash flow from (used by) operating activities	$16,535	$7,721		$19,737		$(10,459)		$(2,987)		$18,394		$12,944		$7,823
Cash and cash equivalents	$141,088	$136,610		$185,668		$251,131		$319,179		$197,636		$149,924		$77,111
Investments	$76,574	$70,210		$77,016		$87,645		$91,193	$	nil		$32,440	$	nil
Total assets	$2,357,075	$1,924,400		$1,957,701		$1,979,246		$2,166,962		$590,691		$572,398		$456,912

1.	Results for CSP and New Afton are included for the period of June 30, 2008 to June 30, 2009.

2.

The calculation of total cash cost per ounce of gold for Peak Mines is net of by-product copper sales revenue. The calculation of total cash cost per ounce of gold for CSP is net of by-product silver sales revenue.

3.	Corporate administration includes stock-based compensation (a non-cash item).

4.	On June 1, 2009 the Company closed the Business Combination with Western Goldfields. The second quarter of 2009 includes one month of operations for the Western Mesquite mine.

Overview of the second quarter 2009 financial results

Q2 2009 compared to Q2 2008

Net loss for the second quarter of 2009 was $202.8 million or $0.79 per share compared to a net loss of $4.8 million or $0.05 per share in the comparable period last year. The increase in the net loss is mainly attributable to the goodwill impairment charge of $189.6 million, $5.9 million in business combination expenses costs associated with the Business Combination with Western Goldfields, an increase in corporate administration costs of $1.4 million (net of stock based compensation) and a foreign exchange loss of $31.1 million. The loss for the second quarter was partially offset by realized and unrealized gains of $9.0 million on gold and fuel contracts and $9.7 million on investments in Asset Backed Notes (“AB Notes”). Net earnings were also impacted by the inclusion of CSP operations in the second quarter of 2009 compared to the second quarter 2008, the inclusion of the Western Goldfields operations for one month and the decision to place Amapari on care and maintenance in January 2009.

Adjusted net earnings (2) for the second quarter of 2009 was $10.6 million or $0.04 per share compared to an adjusted net loss of $4.7 million or $0.02 per share in the second quarter of 2008. Adjusted net earnings (2) included the following adjustments:

	Q2 2009	Q2 2008
(Loss) earnings from operations	$(202.9)	$(4.8)
Loss on foreign exchange	31.1	0.1
Business combination transaction costs	5.9	-
Realized and unrealized gain on gold and fuel contracts	(9.0)	-
Realized and unrealized gains on investments	(9.7)	-
Goodwill impairment charge	189.6
Adjusted net earnings (loss) before tax	$5.0	$(4.7)
Tax effect	5.6	-
Adjusted net earnings (loss)	$10.6	$(4.7)

Total cash cost (1) per ounce was $468 for the second quarter of 2009 compared to $742 per ounce in the second quarter of 2008. The decrease of $274 per ounce is mainly due to decreased operating cost per ounce at Peak ($364 per ounce vs. $472 per ounce), increased by-product revenues of $1.5 million from Peak copper sales, the inclusion of CSP and WMM operations in the second quarter of 2009 and the decision to cease heap leach operations at Amapari in the first quarter of 2009. The weakening of the currencies of Mexico and Australia against the US dollar was also contributing factors.

Q2 2009 compared to Q1 2009

Quarter over quarter, net earnings was $214.9 million lower in Q2 relative to the comparable Q1 period. The decrease in earnings for the second quarter was mainly due to the goodwill impairment charge of $189.6, a $29.1 million increase in foreign exchange losses, partially offset by a $9.7 million increase in gains related to investments, $9.0 million gain on gold and fuel contracts. The first quarter of 2009 included a gain of $14.2 million gain of the redemption of long-term debt versus a nil gain or loss in the second quarter of 2009. The second quarter of 2009 also included $5.9 million in business in combination expenses compared to $0.7 million in the first quarter of 2009. Corporate administration costs in Q2 2009 were $4.1 million (Q1 2009: $2.7 million) not including stock based compensation.

In the second quarter of 2009, the Company had a cash cost of $468 per gold ounce sold (Q1 2009: $513). The $45 decrease is primarily due to higher copper and silver revenues which led to higher by-product credits, and higher grades and recoveries at Peak Mines and a lower strip ratio and lower consumable costs at CSP, partially offset by lower gold ounces sold. By-product metal prices increased quarter over quarter:

Average realized prices	Q2 2009	Q1 2009	change	%
Copper ($/ pound)	2.07	1.70	0.37	21.8
Silver ($/ ounce)	13.84	12.54	1.30	10.4

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Consolidated net loss was $190.8 million in the first six months of 2009, representing a $195.8 million reduction over the Company's consolidated net earnings of $5.0 million in the first half of 2008. The decrease is largely attributable to the impairment charge of $189.6, a $31.9 million increase in foreign exchange loss, $6.6 million in business combination expenses, an increase of $2.8 million in income and mining taxes and lower metal prices, partially offset by gains on investments and gold and fuel contracts of $18.7 million ($9.0 million on gold and fuel contracts, $9.7 million on investments mostly related to AB Notes), $14. 2 million gain on the buy-back of a portion of Senior Secured notes, the inclusion of the operations of CSP, increased sales, and lower costs of production. Changes in units sold and metal prices are summarized below:

	Six months ended June
	2009	2008	Change	%
Metal sold
Gold (ounces)	108,287	92,240	16,047	17.4
Copper (pounds)	5,319	3,406	1,913	56.2
Silver (ounces)	794,932	-	794,932

Average realized prices
Gold ($/ ounce)	912	919	(6)	(0.7)
Copper ($/ pound)	1.88	3.98	(2.20)	(55.3)
Silver ($/ ounce)	13.23	-	13.23

Adjusted net earnings (2) for the first half of 2009 were $7.6 million, representing an improvement of $1.0 million or 15.2% in comparison to the adjusted net earnings of $6.6 million in the same period last year.

	Six months ended June
	2009	2008
(Loss) earnings from operations	$(190.8)	$5.0
Loss on foreign exchange	33.1	1.2
Business combination transaction costs	6.6	-
Gain on redemption of long-term debt	(14.2)	-
Realized and unrealized gain on gold and fuel contracts	(9.0)	-
Realized and unrealized gains on investments	(9.7)	-
Goodwill impairment charge	189.6
Adjusted net earnings (loss) before tax	$5.6	$6.2
Tax effect	2.0	0.4
Adjusted net earnings (loss)	$7.6	$6.6

When compared to the prior period, revenues in the first six months of 2009 were higher by $24.7 million or 25.8% . The Company sold 108,287 gold ounces in the first half of 2009, representing a 17.4% increase over sales of 92,240 gold ounces during the same period in 2008. Total cash cost (1) per gold ounce sold for the six months ended June 30, 2009 decreased 13.3% to $491 compared to $566 per gold ounce in the same period in 2008. This reduction in cash cost per gold ounce sold is as a result of decreased production costs and an increase in by-product revenues of $8.8 million due to the inclusion of the silver revenues at CSP in the first half of 2009. Copper pounds sold at Peak Mines were significantly higher in the first half of 2009, offset by a considerable decrease in copper prices of 51.6% .

Operation Review
(US dollars in thousands, except ounce, per ounce per pound amounts)

Peak Mines, Australia

The Company's 100% owned Peak Mine gold and copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. The Peak Mines property consists of mining and exploration licenses totalling 845 square kilometres of prospective ground covering the Peak Mines operation and mineralized extensions.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating Data	2009	2009	2008	2008	2008	2008	2007	2007
Tonnes of ore milled	199,917	198,612	206,681	196,633	186,326	179,087	188,933	182,835
Average gold head grade (grams/tonne)	3.81	3.62	4.60	4.95	4.18	4.96	5.55	6.21
Average copper head grade (%)	1.07%	0.99%	0.64%	0.67%	0.46%	0.70%	0.59%	0.65%
Average gold recovery rate (%)	91.4%	89.2%	90.4%	85.1%	84.2%	87.9%	86.0%	87.0%
Average copper recovery rate (%)	90.5%	87.6%	84.2%	81.1%	64.9%	78.9%	70.0%	74.0%
Gold (ounces)
– Produced	22,382	20,629	27,618	26,662	21,114	25,099	29,030	31,703
– Sold	17,939	20,856	28,815	24,425	18,441	31,247	29,751	32,800
Copper (thousands of pounds)
– Produced	4,266	3,812	2,474	2,365	1,237	2,172	1,746	1,932
– Sold	2,568	2,751	2,634	1,715	855	2,551	2,469	1,908
Average realized prices
– Gold ($/ ounce)	$930	$897	$788	$878	$902	$943	$799	$707
– Copper ($/ pound)	$2.07	$1.70	$1.32	$2.76	$4.27	$3.75	$2.99	$3.47
Total cash cost per gold ounce sold (1)	$364	$337	$624	$560	$472	$281	$258	$176
Financial Data
Revenues	$21,054	$23,074	$16,890	$21,732	$19,722	$37,454	$29,278	$29,467
Earnings from operations	8,564	$9,168	$2,489	$6,018	$2,944	$17,144	$13,416	$6,494

1.

The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash cost at Peak Mines for the three months ended June 30, 2009, would be $487 per ounce of gold and $1.53 per pound of copper compared to $455 per ounce of gold and $1.72 per pound of copper in the previous quarter.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Peak Mines produced 22,382 ounces of gold and 4.3 million pounds of copper during the second quarter of 2009, a 6.0% increase in gold production and a 244.9% increase in copper production, compared to the same quarter in 2008. The increase in gold production was due to higher tonnes milled and higher recovery, partially offset by lower grades due to mining shifting to zones of higher copper and lower gold content. Mill feed grade was 8.9% lower in gold grade and 132% higher in copper grade. Mill throughput increased by 7.3% to 199,917 tonnes for the second quarter compared to 186,326 tonnes for the same quarter in 2008. Underground production has increased to replace New Cobar Open Pit POX ore as mill feed resulted in improved performance of sulphide ore.

Revenue for the second quarter in 2009 was higher than in the same quarter in 2008 mainly due to higher gold realized prices (Q2 2009: $930 per ounce, Q2 2008: $902 per ounce) and lower gold ounces sold. Copper realized prices decreased by $2.20 per pound to $2.07 per pound from $4.27 in the second quarter of 2008.

Total cash cost (1) per ounce sold in the second quarter of 2009 was $364 compared to$472 in the corresponding period of 2008. The decrease is primarily due to higher copper revenues, a more favourable Australian dollar exchange rate and partially offset by lower gold ounces sold due to increased inventory attributable to the timing of the concentrate shipments. Second quarter gold production and total cash cost are consistent with the 2009 guidance of 90,000 to 100,000 ounces of gold and 13 million to 15 million pounds of copper at a total cash cost (1) per ounce of gold sold, net of by-product sales, between $370 and $390.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Gold production was 43,011 ounces in the first half of 2009, 6.9% lower than the 46,213 ounces produced in the first half of 2008. The decrease in production is due to lower grades (period ended June 2009: 3.72 g/t, period ended June 2008: 4.56 g/t), partially offset by higher recovery rates (90.3% versus 86.0%) and to mining shifting to zones of higher copper content. Gold sales in ounces for the first half of 2009 were lower by 21.9% due to lower production and higher inventories in the first half of 2009 in comparison to the same period in 2008.

For the six months ended June 30, 2009, copper production was 8.1 million pounds compared to 3.4 million pounds produced in the same period in 2008. The significant increase in copper production year over year is attributed to the transition into the Chesney ore body which contains high copper grades.

Total cash cost (1) per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2009 was $349 compared to $352 in the same period last year. The decrease in cash cost(1) is primarily due to higher copper revenues, and a favourable Australian dollar exchange rate, which was partially offset by lower gold ounces sold due to an increased inventory attributable to the timing of concentrate shipments.

Impact of foreign exchange on operations

The Peak Mines operations continue to be impacted by swings in the valuation of the Australian dollar against the US dollar. Quarter over quarter the value of the Australian dollar increased by 14% (Q2 2009: $0.76 to the US dollar, Q1 2009: $0.66 to the US dollar) representing an negative impact on operating costs of $0.8 million or $43 per gold ounce sold. In comparison to the second quarter of 2008, the value of the Australian dollar in the second quarter of 2009 changed to $0.76 from $0.92 or 18%, the equivalent of a positive impact on operating costs of $1.4 million or $76 per gold ounce sold. On a year to date basis, the average exchange rate for the Australian dollar changed by 23% (2009: $0.71 to the US dollar, 2008: $.92 to the US dollar). The change in exchange rates year to date translates to a positive impact on operating cost of $4.3 million or $111 per gold ounce sold.

Operation Review
(US dollars in thousands, except ounce and per ounce amounts)

Cerro San Pedro, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property consists of 52 mining and exploration concessions totalling 78 square kilometres in the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of a 2 plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company's current open pit mine operation.

	Three Months Ended
	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating Data	2009	2009	2008	2008	2008	2008	2007
Tonnes of ore mined	3,074,257	2,540,399	2,128,235	2,059,429	2,440,293	2,276,533	2,290,846
Tonnes of waste removed	4,232,530	4,385,860	4,255,114	3,831,513	3,074,769	3,051,869	2,706,370
Ratio of waste to ore	1.38	1.73	2.00	1.86	1.26	1.34	1.18
Tonnes of ore processed	3,074,257	2,540,399	2,128,235	2,059,429	2,440,293	2,276,533	4,997,000
Average gold head grade (grams/tonne)	0.46	0.50	0.57	0.59	0.64	0.61	0.56
Average silver head grade (grams/tonne)	29.58	35.30	33.50	24.22	18.88	20.82	18.14
Average gold recovery rate (%)	53.5%	50.3%	54.8%	65.0%	41.0%	41.0%	47.9%
Average silver recovery rate (%)	14.1%	14.9%	12.7%	18.0%	19.0%	15.0%	22.2%
Gold (ounces)
– Produced (2)	24,210	20,583	21,231	24,387	20,653	18,290	13,621
– Sold	23,350	18,314	21,180	26,070	22,190	15,922	13,312
Silver (ounces)
– Produced (1)	414,038	427,439	290,520	282,055	283,749	228,623	194,539
– Sold	422,713	372,219	289,781	305,430	300,728	203,973	187,430
Realized prices
– Gold ($/ ounce)	$946	$906	$799	$874	$897	$933	$790
– Silver ($/ ounce)	$13.84	$12.54	$10.09	$15.24	$17.13	$17.62	$14.21
Total cash cost per gold ounce sold (2)	$429	$551	$522	$369	$375	$496	$759
Financial Data
Revenues	$27,934	$21,251	$19,846	$27,439	$25,050	$18,477	$13,172
(Loss) Earnings from operations (3)	$5,300	$1,234	$(18,169)	$5,618	$10,523	$7,497	$(3,224)

(1)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(2)

The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the silver sales were treated as a co-product, average total cash cost at CSP for the three months ended June 30, 2009, would be $537 per ounce of gold and $7.86 per ounce of silver.

(3)

CSP operations are included in New Gold's operating results for the period subsequent to June 30, 2008 only. Prior quarter information, before New Gold's acquisition of Metallica, is presented for information purposes only.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Gold production for the second quarter of 2009 increased by 17.2% to 24,210 ounces compared to 20,653 ounces produced in the second quarter of 2008. The increase in production over the second quarter of 2008 was due to a higher recovery rate, which is a function of the type of material placed on the leach pad. Silver production increased during the quarter to 414,038 ounces from 283,749 ounces in the second quarter of 2008. This increase in silver production can be attributed to the higher silver grades mined during the second quarter of 2009.

Capital expenditures in the second quarter of 2009 were $0.4 million versus $4.9 million in the second quarter of 2008. As the CSP operation was still in its ramp up stage in early 2008, initial capital investment was required.

Total cash costs in the second quarter of 2009 were $429 per ounce compared to $375 per ounce in the second quarter of 2008, an increase of $54 per ounce of gold. This was due to a number of factors including lower silver prices and higher consumables costs, which were partly offset by the depreciation in the Mexican peso versus the US dollar. The increase in the volume of gold and silver sold in the second quarter of 2009 also mitigated the increase.

Revenue for the second quarter 2009 was $27.9 million which was a 11.5% increase compared to the second quarter 2008 revenue of $25.1 million. The main driver for this increase was increased average realized prices; gold rose from $897 per ounce in Q2 2008 to $946 per ounce in Q2 2009. However, the average realized silver price decreased from $17.13 to $13.84 per ounce. In addition, silver sales volume increased by 121,985 ounces while gold ounces sold increased from 22,190 in the second quarter of 2008 to 23,350 ounces in the second quarter of 2009.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Gold production for the first half of 2009 increased by 15.0% to 44,793 ounces compared to 38,943 ounces produced in the first half of 2008. The increase in production over the first half of 2008 was due to a higher recovery rate, which is a function of the type of material placed on the leach pad. Silver production for the first half of 2009 increased by 64.2% to 841,477 ounces compared to 512,372 ounces produced in the first half of 2008. This increase in silver production can be attributed to the higher silver grades mined during the first half of 2009.

Total cash cost (1) in the first half of 2009 was $483 per ounce compared to $426 per ounce in the first half of 2008, an increase of $57 per ounce of gold. The main drivers behind the increase were the fall in the price of silver and an increase in total cash cost (1) which was partly offset by the depreciation in the Mexican Peso versus the US dollar. The increase in the volume of gold and silver sold in the first half 2009 also mitigated the increase.

Capital expenditures in the first half of 2009 were $0.9 million versus $8.1 million in the first half of 2008 due mainly to the CSP operations being in the ramp up stage in the first half of 2008.

Revenue for the first half of 2009 was $49.2 million which was a 13.1% increase compared to the first half of 2008 revenue of $43.5 million. The main drivers for this increase were increased average realized prices; gold rose period over period from $912 to $928 per ounce, however, the average realized silver price decreased from $17.33 to $13.23 per ounce, there was also an increase of 290,231 ounces in the sales volume of silver. Additionally, there was an increase in the volume of gold ounces sold from 38,112 in the first half of 2008 to 41,664 ounces in the first half of 2009.

Impact of foreign exchange on operations

The CSP operations continue to be impacted by swings in the valuation of the Mexican peso to the US dollar. For the period of ownership, the change in the value of the peso quarter over quarter is as follows:

	Pesos to US
Quarter	dollar	Change	%
Q3 2008	10.3
Q4 2008	13.0	2.7	26.2
Q1 2009	14.4	1.4	10.4
Q2 2009	13.3	(0.9)	(7.1)

In the second quarter of 2009, the value of the peso increased 7.1% in comparison to the first quarter of 2009. The negative foreign exchange impact on operating costs in the second quarter of 2009 was approximately $0.4 million or the equivalent of $17 per gold ounce sold.

Operation Review
(US dollars in thousands, except ounce and per ounce amounts)

Western Mesquite Mine (WMM), California

The WMM is located in Imperial County, California, approximately 70 kilometres (43 miles) northwest of Yuma, Arizona and 230 kilometres (144 miles) east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains.

The Mesquite Mine originally commenced operations in 1986 and has, over the last 23 years, been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life. Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

	June (3)	Q2	Q1	Q4	Q3	Q2	Q1	(1)
Operating Data	2009	2009	2009	2008	2008	2008	2008
Tonnes of ore mined (000's)	949	2,216	2,589	2,429	2,733	1,801	1,151
Tonnes of waste removed(000's)	2,991	11,715	10,853	10,390	10,233	10,732	10,017
Ratio of waste to ore	3.15	5.29	4.19	4.28	3.74	5.96	8.70
Tonnes of ore processed (000's)	949	2,216	2,589	2,429	2,733	1,801	1,151
Average gold head grade (grams/tonne)	0.48	0.49	0.40	0.52	0.77	1.23	0.56
Average cumulative gold recovery rate (%)	63.20	63.20	61.50	54.90	50.20	39.00	41.40
Gold (ounces)
– Produced (2)	9,041	26,085	33,660	28,298	42,357	28,524	9,146
– Sold	11,601	27,338	32,715	30,625	47,535	22,760	9,960
Realized prices
– Gold ($/ ounce)	$880	$854	$867	$799	$870	$894	$929
Total cash cost per gold ounce sold	$708	$647	$573	$521	$390	$548	$939
Financial Data
Revenues	$10,211	$23,341	$28,369	$24,471	$41,353	$20,347	$9,256
(Loss) Earnings from operations (4)	$(191,313)	$(194,704)	$4,295	$4,587	$18,624	$3,517	$(3,895)

1.

Commercial production at Mesquite commenced in the third quarter of 2007. The first gold pour from new production occurred on January 15, 2008. As such, the comparative analysis will be presented using Q1, 2008 data.

2.	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

3.	Western Mesquite operations are included in New Gold's operating results for the period subsequent to June 1, 2009 only. Prior quarter information is presented for information purposes only.

4.	Including goodwill impairment charge of $189.6 million.

June 2009

The Mesquite Mine was acquired pursuant to the business combination with Western Goldfields on May 27, 2009. The second quarter results include production and sales during the period of ownership.

Mesquite produced 9,041 ounces of gold in June 2009 and had gold sales of 11,601 ounces. Cash cost per gold ounce sold was $708 in June 2009. The focus in June 2009 was on waste removal resulting in lower levels of ore mined as the revised 2009 mine plan was implemented.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Gold production for the six months ended June 30, 2009 was 59,745 ounces compared to 37,670 ounces produced in the same period in 2008. The ratio of waste to ore was lower in the first six months of 2009 compared to 2008 (4.7 versus 7.0). In the first six months of 2009 tonnes of ore processed increased by 1.9 million tonnes to 4.8 million tonnes. This is due to the fact that Mesquite was in “start-up” mode in the first quarter of 2008.

Revenue for the six months ended June 30 was $51.7 million compared to $29.6 million in the same period last year due to increased ounces sold (60,053 versus 32,720) and partially offset by lower gold realized prices ($861 versus $905) as the Company delivered 33,000 ounces into its gold hedge program compared to nil in 2008.

Total cash cost (1) per ounce of gold sold for the six months ended June 2009 was $607 compared to $667 in the same period last year. Total cash costs were higher in the first six months of 2008 as steady state production was not achieved until the end of the first quarter of 2008.

Mining at Mesquite continues to be impacted by equipment availability, fewer ounces of gold than expected in an area of the Rainbow pit, and increased consumption of cyanide and lime. The first two issues are in hand, while the increased reagent consumption is necessary to achieve optimum recovery. An additional factor is the increased total cash cost (1) per gold ounce sold at Mesquite in Q2 2009 due to a one-time charge to convert the haulage fleet from bias ply tires to radial tires. Mesquite will experience the operational and cost benefits of the radial tires for the remainder of 2009 and going forward. In order to catch-up on waste stripping and get the mine plan back on schedule, a mining contractor has been temporarily retained to augment the Mesquite mining fleet.

Project Development Review

Amapari Mine – Amapá, Brazil

The Company's 100% owned Amapari gold mine is located in the state of Amapá, Brazil approximately 130 kilometres northwest of the city of Macapá, the state capital. The Amapari property consists of a mining lease and multiple exploration concessions covering approximately 2,450 square kilometres of prospective ground centering on the Company's Amapari gold mining operation.

During the first quarter of 2009 the Company completed a 2,000 metre regional reconnaissance drilling program to assess the mineral potential of less explored areas within the Company's greater Amapari project property holdings. This program has been completed and analysis of the results is in progress.

Amapari has previously disclosed mineral resources containing a total of 1.14 million gold ounces in the measured and indicated categories (22.9 million tonnes at 1.54 g/t Au) of which 63% are in sulphides, and 1.04 million gold ounces in the inferred category (13.7 million tonnes at 2.37 g/t Au) of which 93% are in sulphides.

Amapari produced 13,726 ounces of gold during the first half of 2009 and sold 19,021 ounces (Q2 2009: 2,794 ounces, Q1 2009 16,227). Gold production in Q1 2009 related to ore stacked during Q4 2008 and 16,377 tonnes stacked in January 2009. Heap leach operations have now ceased at Amapari.

Cerro San Pedro Mine – San Luis Potosí, Mexico

During the second quarter of 2009, the Cerro San Pedro Sulphide drilling program continued with the completion of six holes totalling 3,576 metres to test the resource potential of a zone of sulphide mineralization that extends from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 metres to the southwest. Since the start of drilling during the fourth quarter of 2008, twelve holes totalling 7,216 metres have been completed under the CSP Sulphide Program. Based on the positive results returned from these first twelve holes, a second phase of drilling has been initiated to extend the drilling coverage into the area of the current open pit. The second phase of drilling will involve the completion of an additional 15 holes totalling approximately 10,000 metres, preliminary metallurgical studies and preparation of an updated mineral resource estimate that includes the sulphide zone mineralization.

Peak Mines – New South Wales, Australia

During the second quarter of 2009 the Company's ongoing mineral resource development program resulted in the completion of approximately 16,500 metres of diamond drilling to replace mine depletion. This is significantly greater than the previous quarter due to the need for closer spaced infill drilling to delineate the Perseverance ore body currently under development. Elsewhere at Peak, exploration drilling targeting a down plunge extension of the Jubilee lens located north of New Cobar resulted in the completion of two holes totalling 1,300 metres. The Company's regional exploration initiative at Peak likewise continues with surface mapping and sampling of targets identified previously by a regional scale 3D exploration model of the Cobar Mineral Field, with many of these targets being confirmed as potential drill targets by favourable geology and anomalous geochemistry. Also during the second quarter, the Company increased its property holdings with the addition of a 146 square kilometre exploration tenement at the Nymagee East area where compilation of exploration data generated by previous explorers has confirmed the presence of prospective gold anomalies meriting further exploration.

New Afton Project – British Columbia, Canada

The Company's 100% owned New Afton copper-gold development project is located in Kamloops, British Columbia Canada. The New Afton project property package consists of the 9 square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

During the second quarter of 2009 New Afton project activities included the preparation of a new mineral resource estimate for inclusion in an updated mineral reserve estimate and life-of-mine plan currently scheduled for completion during the third quarter.

Project spend for the first six months of 2009 was $39.2 million (Cdn$46.9 million) including capitalized interest of $9.2 million (Cdn$10.7) compared to $54.3 million ($Cdn54.7 million) for the first six months of 2008. For the first six months of 2009 the project remained on the slowed down construction schedule put in place in late 2008. Project spend for the first quarter of 2009 was $18.2 million (Cdn$22.4 million) compared to $21.0 million (Cdn$24.5 million) including capitalized interest of $9.2 million (Cdn$10.7 million) for the second quarter of 2009, due mainly to timing of the delivery of equipment.

New Gold's underground development crews advanced underground headings a total of 424 metres for the second quarter of 2009 compared to the advance of 195 metres during the first quarter of 2009. Shotcrete support continued with 678 cubic metres sprayed in the development headings during Q2. An innovative fibrecrete spraying technique was used to fully line vent raise VR4 with shotcrete which resulted in a faster, lower cost process. This completes the support lining for all three ventilation boreholes excavated to date.

Construction activities on the surface were completed for duration of the two year slow down. The Mill Building was structurally completed during the second quarter. The setting of the Ball Mill shell and trunnions on its cradle was completed by the end of May. The gear and pinion for the Ball Mill is slated for delivery later in 2009 and will be fitted after its arrival. Construction activities were completed to the planned intermediate stop by mid June and construction documentation was turned over to New Gold from EPCM contractor AMEC. Engineering is 92% complete and will remain at this level until the construction project starts up again. Project procurement was 29% complete. Draft Effluent Discharge permits and Draft Air Emissions permits were received in June and are currently under review.

El Morro Joint Venture – Region III, Chile

The Company's 30% owned El Morro copper-gold project is located in Region III, Chile approximately 80 kilometres east of the city of Vallenar. The project is a development stage project managed under a joint venture agreement between Xstrata Copper (“Xstrata”), the project operator and owner of a 70% interest.

During the second quarter of 2009 El Morro project activities included the continued monitoring of progress on the Environmental Impact Statement application submitted in November 2008 and detailed engineering and design work for the project by Xstrata. It is anticipated that the permit will be obtained during the first half of 2010, after which development activities could proceed.

Total project spend from point of ownership to the end of June 2009 was $2.2 million including $0.5 million in the first quarter of 2009 and $0.5 million in the second quarter of 2009.

Exploration Review

Liberty Bell Project – Alaska, United States

The Company's Liberty Bell gold project is located approximately 110 kilometres (70 miles) southeast of Fairbanks, Alaska, USA. The project property consists of 174 state mining claims covering approximately 52 square kilometres (20 square miles) of prospective ground that is held under three separate option and lease agreements with various underlying claim owners.

During the second quarter of 2009 the Company commenced a reconnaissance drilling program at Liberty Bell to test the potential of exploration targets identified during 2007 and 2008. Approximately ten holes totalling 3,000 metres are planned for this initial phase of drilling.

Total project spend from point of ownership to the end of June 2009 was $0.9 million including $0.3 million in the second quarter of 2009 compared to $0.1 million in the first quarter of 2009.

Review of Financial Results

Three months ended June 30, 2009 compared to the three months ended June 30, 2008

Net loss of $202.9 million for the three months ended June 30, 2009 was impacted by the following factors:

  The company recorded $189.6 million in goodwill for the Business Combination with Western Goldfield. The Company has determined that it cannot support the carrying value of the goodwill as at June 30, 2009 and as a result the Company has recorded a goodwill impairment charge of $189.6 million.

  Revenues for the second quarter of 2009 were $61.7 million, an increase of $22.2 million or 56.2% compared to the second quarter of 2008, due mainly to the inclusion of the CSP and Western Goldfields (one month) operations and partially offset by the decision to place Amapari on care and maintenance in the first quarter of 2009. The increase in revenues is attributable to increased gold ounces sold of 12,350 ounces (Q2 2009: 52,890, Q2 2008: 40,540), an increase in copper pounds sold, and increased gold prices, partially offset by reduced copper prices (gold increased $28 per ounce, copper decreased by $2.20 per pound).

  Realized and unrealized gains of $9.0 million on gold and fuel contracts due mainly to a decrease in the price of gold (May 2009, $975 per ounce, June 2009: $935 per ounce) and an increase in the price of fuel. The gold contracts represent a commitment of 5,500 ounces per month for 66 months ending December 31, 2014. Realized and unrealized gains of $9.7 million on investments in Asset Backed Notes.

  An increase of $0.5 million in interest and other income in the second quarter of 2009 due to interest received on AB Notes.

  Operating expenses increased by $4.9 million or 14.6% to $38.1 million (Q2 2008: $33.3 million) due mainly to the inclusion of CSP for a full 3 months and Western Goldfields for one month of production for the second quarter of 2009. Operating costs of $3.3 million at Amapari were significantly lower which was attributable to reduced mining as a result of the mine being placed on care and maintenance in January 2009. Operating expenses were also impacted at Peak and CSP due to fluctuation in the currencies of Australia and Mexico against the US dollar.

  In the second quarter of 2009, gold production increased by 32.3% to 55,633 ounces (Q2 2008: 42,052 ounces) and copper production increased to 4.3 million pounds from 1.2 million pounds in the second quarter of 2008.

  Depreciation and depletion was $10.7 million for the quarter compared to $7.7 million in the same quarter of 2008 due to increased production and the inclusion of CSP results for 3 months and Western Goldfields results for 1 month. Depreciation and depletion for the second quarter of 2009 was $0.7 million for Amapari, $6.1 million for CSP, $1.8 million for Western Goldfields and $2.1 million for Peak Mines.

  The second quarter of 2009 included $5.9 million in business combination expenses compared to nil in the second quarter of 2008.

  Overall, corporate administration (net of stock based compensation) was $4.1 million compared $2.6 in the same period last year due to increased corporate activities due to the business combination that occurred on June 30, 2008 and the business combination with Western Goldfields that closed on June 1, 2009.

  Stock-based compensation was $1.6 million for second quarter of 2009 compared to $0.6 million in the same quarter of 2008 as more stock options were granted.

  Exploration expenses increased to $2.4 million in the second quarter of 2009 compared to $1.3 million for the same period in 2008, as a result of continued exploration work at Peak Mines, Amapari and other properties acquired in the business combination on June 30, 2008.

  The Company recorded a $31.1 million foreign exchange loss during the second quarter. The majority of the loss is attributable to the revaluation of other monetary assets and liabilities and future income tax liabilities recorded on the acquisition of Peak Mines, Metallica and NGI. A portion of the loss is due to the revaluation of Canadian debt as the Canadian dollar strengthened by 6.0% in the second quarter of 2009 compared to the first quarter of 2009.

Three months ended June 30, 2009 compared to the three months ended March 31, 2009

For the second quarter of 2009, the company had a net loss of $202.9 million or $0.79 per share, compared with net earnings of $12.1 million or $0.06 per share in the first quarter of 2009. Relative to the Q1 period, the net losses for Q2 were impacted by the following factors:

  Goodwill impairment charge of $189.6 million.

  Revenues for the second quarter of 2009 increased by 5.0% compared to the first quarter of 2009. Revenues in the second quarter of 2009 were impacted by a $28 increase in gold realized prices, a $0.37 increase in copper prices, a $1.30 increase in silver realized prices, and silver sales volume increasing by 50,494 ounces or 13.6% offset by a decrease in gold sales volume of 2,507 ounces or 4.53%. Gold sales were lower at Amapari due to the ceasing of the heap leach operations, and lower at Peak Mines primarily due to the mining shifting to zones of higher copper and lower gold contents. Revenues for the second quarter were also impacted by the inclusion of Western Goldfields operations for one month of production. Western Goldfields sold 9,041 ounces of gold in the month of June 2009.

  A $31.1 million foreign exchange loss recorded in the second quarter of 2009 compared to the $2.0 million foreign exchange loss recorded in the first quarter of 2009.

  Gains of $8.2 million and $0.8 million, before income taxes, on the gold and fuel contracts respectively in the second quarter of 2009. Gains and losses on gold and fuel contracts are related to the Mesquite mine that was acquired in the business combination with Western Goldfields that closed on June 1, 2009.

  A gain of $9.7 million on the investments in AB Notes. There were no similar gains or losses on AB Notes in the first quarter of 2009.

  A gain of $14.2 million on the buy back of a portion of Senior Secured Notes in the first quarter of 2009.

  Interest and other income were higher by $1.5 million in the second quarter compared to the first quarter due to higher cash balances attributable to the Business Combination with Western Goldfields and interest earned on AB Notes.

  Operating expenses increased by $2.9 million or 8.3% mainly due to lower operating costs at Amapari due to ceasing of heap leach operations, offset by the inclusion of one month's operations at Western Goldfields in the second quarter of 2009.

  The second quarter of 2009 included $5.9 million in business combination expenses compared to $0.7 million in the first quarter of 2009.

  Corporate administration costs in the second quarter of 2009 increased by $1.4 million. Most of the increased administration costs are related to audit fees, investor relations and directors' fees. The balance of the increase is related to increased corporate activities.

  Exploration expenses increased by $0.4 million mainly due to increased activities at CSP.

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Consolidated net loss was $190.8 million in the first half of 2009, representing a $195.8 million decrease over the Company's net earnings of $5.0 million in the first half of 2008. The decrease in earnings was attributable to the following factors:

  Goodwill impairment charge of $189.6.

  Revenues for the first six months of 2009 increased by 25.8% to $120.5 million (2008: $95.7 million). Gold ounces sold were higher by 16,047 ounces or 17.4% and copper sold increased by 1.9 million pounds or 56.2%. Gold prices in the first six months of 2009 were consistent with the comparable period in the prior year while copper decreased by $2.00 per pound. Revenues were also impacted by the inclusion of CSP operations for six months and the operations of Western Goldfields for one month in 2009. The addition of CSP and Western Goldfields were partially offset by lower revenues at Amapari as heap leach operations have now ceased.

  Operating expenses increased by $8.7 million or 13.5% due mainly to increased production due to the additional operations acquired in the acquisition of NGI, and Metallica and the Business Combination with Western Goldfields.

  Corporate administration (net of stock based compensation) increased by $2.8 million to $6.9 million. The majority of the increase arose due to increased activities as a result the acquisition of Amapari, Peak Mines, Metallica and NGI and the Business Combination with Western Goldfields that closed on June 1, 2009.

  Business combination costs of $6.6 million in the first half of 2009 compared to nil in the same period last year due to the business combination with Western Goldfields.

  Interest and other income were lower by $1.2 million due to lower cash balances in the first six months of 2009.

  Gain on investments in AB Notes of $9.7 million compared to nil in the same period last year.

  A gain of $14. 2 million on the buy-back of a portion of Senior Secured notes in the first half of 2009. There was no comparative gain or loss in the comparable period in 2008.

  Mark to market gains on gold and fuel contracts of $9.0 ($8.2 million on gold, $0.8 million on fuel) related to the Mesquite mine that was acquired in the business combination that closed June 1, 2009.

  A $33.1 million foreign exchange loss recorded in the first half of 2009 versus a loss of $1.2 million in the first half of 2008 primarily due to revaluation of long-term debt.

  Exploration expenses increased by $2.2 million mainly due to the operations at CSP for the first six months in 2009 and increased exploration at Amapari compared to the first half of 2008.

Non-GAAP Measure – Total Cash Cost (1) per Gold Ounce Calculation

The Company reports total cash cost (1) on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost (1) per ounce to the financial statements:

(In thousands of US dollars except for ounces	Three months ended		Six months ended
of gold and total cash cost per ounce)	June 30		June 30
	2009	2008	2009	2008
Operating expenses per financial statements (2)	$38,133	$33,265	$73,333	$64,632
Treatment and refining charges on concentrate sales	1,324	740	3,273	2,642
By-product copper and silver sales	(11,555)	(3,832)	(22,545)	(13,707)
Non-cash adjustments	(3,148)	(92)	(888)	(1,358)
Total cash cost	24,754	30,081	53,170	52,209
Ounces of gold sold	52,890	40,540	108,287	92,240
Total cash cost (1) per ounce of gold	$468	$742	$491	$566

(2) Includes $3.3 million in operating costs at Amapari for the period April 1 to June 30, 2009

Liquidity and Capital Resources

As of June 30, 2009, the Company held cash and cash equivalents of $141.1 million, not including $7.5 million of restricted cash related to the Mesquite mine (December 31, 2008 - $185.7 million). In addition, the Company has $6.0 million in short-term investments which mature on August 18, 2009 and has unutilized credit facilities for the Mesquite mine from the combination with Western Goldfields of $17.7 million. At present management does not anticipate that there will be further advances under the credit facility. The increase in cash is attributed to the following key items:

  Business combination with Western Goldfields which contributed $20.7 million (excluding restricted cash) as at June 30, 2009;

  Receipt of $8.0 million (Cdn$9.4 million) as a return of capital of the $8.1 million (Cdn$9.5 million) face value Mav3 class 9 AB Notes; which represents 99% of the original principal invested;

  Project spend at the New Afton Project for the quarter ended June 30, 2009 of $11.8 million (Cdn$13.8 million), not including interest, compared to $18.2 million (Cdn$22.4 million) in the first quarter of 2009;

  Interest paid on the Senior Secured Notes and Convertible Debentures of $9.3 million;

  Interest paid and principal repaid on the term loan facility of $0.2 million and $4.7 million respectively;

  Carried funding of $2.3 million, which represents 70% of the Company's share of El Morro cash calls made during 2009; and

  Strong cash flows from gold and silver sales at the Company's operating mines.

The Company's cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of acquisition. The surplus corporate funds are only invested with approved government or bank counter-parties. This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As of June 30, 2009, the Company had working capital of $172.0 million (March 31, 2009 - $152.9 million). During the quarter, the Company's working capital increased by the sources of cash as described above, which was partially offset by the decrease in accounts receivable at Peak Mines and the working capital acquired pursuant to the Western Goldfields business combination. Peak Mines accounts receivable were reduced due to a receipt of $17.4 million during the second quarter which offset the increase in copper prices from $1.70 per pound at the end of the first quarter to $2.20 per pound.

In the opinion of management, the working capital at June 30, 2009, together with cash flows from operations, are sufficient to support the Company's normal operating requirements on an ongoing basis. However, taking into consideration the Company's current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. During the second quarter of 2009, the Company completed the Business Combination with Western Goldfields, which will support the Company's growth strategy. At current metal prices, it is expected that the Company's existing assets coupled with the cash flow from current operations will be sufficient to cover the construction of the New Afton project.

During the quarter ended June 30, 2009, the Company had positive operating cash flows of $16.5 million and invested a total of $33.6 million in mining interests, including $0.2 million at Amapari, $8.9 million at Peak, $0.2 million at CSP, $23.5 million at New Afton, $0.2 at WMM and $0.6 million on other projects. The Company repaid the $4.7 million WMM term loan facility.

Liquidity and Capital Resources Outlook

The Company's future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed post-2011. In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Rio Figueroa, Cerro San Pedro Deeps, Amapari sulphides, the Abacus joint venture at New Afton and Liberty Bell in Alaska. Internal growth will focus on New Afton and El Morro; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company will consider expansion through mergers and acquisitions.

Capital expenditures for the remaining six months of 2009 are expected to be approximately $48.4 million with $30.4 million (including capitalized interest) allocated to the continued development of New Afton, $13.5 million allocated to Peak Mines, $2.4 million to CSP, $1.0 million to Amapari, $0.1 million to WMM and $1.0 million to other projects.

Management believes that the Company will need external financing (which may include acquisitions of cash generating mines, bank borrowings and future debt and equity offerings) to complete all of its major development projects. However, these development projects are not likely to commence full construction until the second half of 2010 at the earliest. The successful combination with Western Goldfields and current metal prices, it is expected that the Company's existing assets coupled with the cash flow from current operations will be sufficient to cover the construction of the New Afton project.

Consistently low copper prices in the future may necessitate the deferral of capital expenditures which may impact future production from mining operations. In addition, the Company may need external financing to repay its long-term debt in 2014 and 2017, however a majority of the AB Notes matures before repayment of the Senior Secured Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion on the value and collectability of AB Notes). These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

In May 2008, the Company entered into a one year $25.0 million revolving credit facility, which was secured on the assets of the Metallica group of companies and was available for general corporate purposes. However, in May 2009 the Company decided not to renew the facility because there is no foreseeable need for the monies in the short term. The Company had not drawn on the facility in 2009. In addition, the Company is in advanced discussions with the lenders of the term loan facility after not passing the completion test as at June 30, 2009 but received an extension with the syndicate to allow an amendment to the facility to be negotiated by September 30, 2009. In addition, production at the Mesquite Mine was below expected production levels during the second quarter agreed to in the term loan, which is considered a trigger event under the term loan facility. However, the Company has four months to remediate the trigger event. The Company expects to be in compliance with expected production levels under the agreement during the four month period.

Outlook

Global growth and economic conditions have improved again in the second quarter of 2009. However, the general global outlook remains challenging. The preliminary signs of recovery in the global economy and stock markets seen during the first quarter of 2009 have continued to support base metal prices during the second quarter, including copper which has increased from $1.32 per pound at the end of December 2008 and broadly remained above $2.00 per pound during the quarter ended June 30, 2009, ending at $2.20 per pound. In addition, gold and silver prices have increased slightly from March 31, 2009 with closing prices of $917 per ounce and $13.11 per ounce to $928 and $13.62 respectively, at the end of June 2009. The average gold and silver prices for the second quarter were $922 and $13.76. Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the US dollar, and the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. As a result of the significant movement of these factors volatility continues to be high and forecasting metal prices and demand, particularly base metals such as copper, has been difficult. However, in light of the recent signs of the strengthening of the markets management believes that the long term environment and prospects for our business remain favourable. Western Goldfields has hedged 5,500 ounces of gold per month at $801 per ounce until the end of 2014 as a condition of the Western Goldfields' term loan facility.

These signs of recovery have also supported an improvement in general corporate credit market conditions during the first half of 2009. In the current volatile, yet improving, global economic environment the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet. New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets.

As inflation and general price levels continue to moderate or even decrease, the Company is experiencing and continues to expect to achieve lower costs in the areas of consumables, steel, transportation and other products and services. In addition, New Gold has benefited from and continues to expect to benefit from recent favourable movements in local currencies (against the US dollar) where the Company operates, particularly in Canada, Australia and Mexico. In Australia, the weaker currency effectively serves as a natural hedge to any future declining copper and other metal prices. We have not hedged metal prices, except to meet the lenders' requirements related to the WMM term loan facility and foreign exchange rates.

New Gold's growth plan is focused on organic and acquisition led growth and the Company is seeking to maintain flexibility in the current environment in order to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions. In order to fund its major development properties, namely El Morro and other projects, the Company will need external financing. However, the Business Combination with Western Goldfields will provide strong cash flows from the Mesquite mine. At current metal prices, it is expected that the Company's existing assets coupled with the cash flow from current operations will be sufficient to cover the construction of the New Afton project. Other sources of external financing may include acquisitions of other cash generating mines, bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms if the current economic environment deteriorates, however these projects are of a long term nature and short term financing is not required.

For the combined Company, previously announced 2009 guidance for gold production of 330,000 to 360,000 ounces at a total cash cost (1) per ounce of gold sold, net of by-product sales, of $490 to $510, remains unchanged. For the period of New Gold ownership of WMM, the 2009 guidance of the combined company represents gold production of 270,000 to 300,000 ounces at a total cash cost (1) per ounce of gold sold, net of by-product sales, of $470 to $490.

Contractual Obligations

	Payments due by period
		Less
		than 1			After 5
Contractual obligations (in 000's US$)	Total	year	1 - 3 years	4 - 5 years	years
Long-term debt	$272,059	$21,223	$42,668	$0	$208,168
Interest payable on long-term debt	201,117	24,263	47,436	45,505	83,913
Commitments & permits	22,526	18,655	3,871	0	0
Asset retirement obligations	43,296	362	14,356	1,123	27,456
Other	337	215	122	0	0
Total contractual obligations	$539,335	$64,718	$108,453	$46,628	$319,537

Long-term Debt

The majority of the Company's contractual obligations consist of long-term debt and interest payable. Long-term debt obligations comprise of senior secured note, subordinated convertible debentures and Western Goldfields term loan facility. The senior secured notes (“Notes”), which were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At June 30, 2009 the face value of the Notes totalled $160.9 million (Cdn$187.0 million) with remaining interest payable totalling $173.3 (Cdn$201.5 million). Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 each year. Once the New Afton Project is in commercial production the Company is obliged to offer to repay a face value amount equal to 50.0% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 117.0% to 101.0% (decreasing based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to the other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5.0% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At June 30, 2009 the aggregate principal of the subordinated convertible debentures was $47.3 million (Cdn$55.0 million) with remaining interest payable totalling $13.0 million (Cdn$15.1 million). Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 each year.

As part of the Business Combination, the Company acquired a term loan facility with a syndicate of banks under which the Company can borrow up to $105.0 million in connection with the development of the Mesquite mine. The term of the facility is until December 31, 2012 and comprises a multiple-draw term loan of which $87.3 million is available as required for the development of the Mesquite mine; the remainder will be available for up to 12 months after completion for corporate purposes. The facility is secured by all of the assets of the Company's wholly-owned subsidiary, WMM and a pledge of the shares of WMM owned by the Company. In addition, until completion, the facility is guaranteed by the Company. Under the terms of the facility, completion as defined by the credit agreement must be reached by June 30, 2009. The Company failed the completion test but received an extension from the syndicate to allow an amendment to the facility to be negotiated by September 30, 2009. In addition, production at the Mesquite Mine was below expected production levels during the second quarter agreed to in the term loan, which is considered a trigger event under the term loan facility. However, the Company has four months to remediate the trigger event. The Company expects to be in compliance with expected production levels under the agreement during the four month period.

Interest on the term loan is charged at US dollar LIBOR plus 2.2% prior to completion and U.S. dollar LIBOR plus 1.75% after completion. Completion occurs upon the satisfaction of certain technical and financial criteria as defined in the credit agreement. As at June 30, 2009, the Company had drawn $86.3 million less repayments of $22.4 million, under the facility and incurred interest at an average rate of approximately 2.6% for the period. Repayment of the project facility is on a semi-annual basis, from December 31, 2008 through December 31, 2012 according to an agreed schedule of percentages of the loan outstanding on the final day of the availability period. In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on excess cash flows from the Mesquite mine. At June 30, 2009, there were excess cash flows that triggered a prepayment of approximately $3.0 million. This is expected to be paid in the third quarter.

Forward Gold Sales Contracts

Under the terms of the term loan facility (as discussed above), WMM was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, at the time of the agreement, the Company has executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The gold contracts represented a remaining commitment of 5,500 ounces per month for 66 months with the last commitment deliverable in December 2014.

The Company settles these contracts, at the Company's option, by physical delivery of gold or on a net financial settlement basis. As at June 30, 2009, the Company had remaining gold forward sales contracts for 363,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 66 months. Realized gains of $0.7 million were recognized for the three month period ended June 30, 2009. The remaining contracts were marked-to-market as at June 30, 2009 using a spot price of gold of $934 per ounce. The cumulative unrealized loss of $54.5 million has been disclosed as a liability as at June 30, 2009 and the Company has recorded an unrealized and realized gain of $8.2 million.

Fuel Contracts

The Company entered into fuel hedge contracts that represent a total commitment of 1.5 million gallons of diesel per year at prices of $1.82 and $2.00 per gallon in 2009 and 2010, respectively. The Company will be financially settling 126,000 gallons of diesel per month.

The contracts were marked-to-market as at June 30, 2009. As at June 30, 2009, the Company had a remaining commitment of 4.5 million gallons of diesel for 18 months. The cumulative unrealized gain of $0.8 million has been disclosed as an asset on the balance sheet as at June 30, 2009.

Commitments

The Company has entered into a number of contractual commitments related to equipment to purchase long lead items or critical pieces of mining equipment related to the New Afton Project. At June 30, 2009, these commitments totalled $6.7 million and are expected to fall due over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At June 30, 2009, these commitments totalled $11.9 million and are expected to be paid over the next 12 months.

Contingencies

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project and placing Amapari on temporary care and maintenance. Certain of the affected parties may make legal claims in response to such terminations, but to date no such claims have been commenced. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

The Company has received notice that legal claims in the amount of approximately $38.7 million (76.9 million reals) have been filed in Brazilian courts against the Company's subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business, including challenges related to its Environmental Impact Statement at Cerro San Pedro Mine. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceeding, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but it reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Outstanding Shares

As of July 31, 2009, there were 356,232,033 common shares of the Company outstanding. The Company had 18,248,335 stock options outstanding under its share option plan. In addition, the Company had 66,192,212 common share purchase warrants outstanding.

Accounting Policies implemented effective January 1, 2009

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenditures in the Pre-operating Period (“EIC 27”). The adoption of Section 3064 did not have a material impact on the Company's consolidated financial position and results of operations for the period ended June 30, 2009.

Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.

The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields. The impact was as follows:

  Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred. As a result of this, the Company has expensed approximately $6.6 million transaction costs for six months ended June 30, 2009.

  Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009). This resulted in using a share price of $2.63 versus a share price of $1.73. This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet.

Critical Accounting Policies and Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The Company's accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future metal prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life of mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Asset Backed Notes (AB Notes)

The Company owns Cdn$160 million of face value of long-term asset backed notes. These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.

The Company has estimated the fair value of the New Notes at June 30, 2009 using the methodology and assumptions outlined below. The fair value estimate of the New Notes under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee, Ernst & Young, the monitor of the restructuring, and Blackrock, the administrator of MAV2 and MAV3.

The Company's valuation methodology entails gathering as many facts as possible about the New Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers' required yield for investing in such notes. These figures are then used to calculate the present value of the New Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

The fair market value of the AB Notes has been impacted by a number of factors as follows:

  There has been an improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

  The simple passage of time. As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default. The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

  There were two defaults in the pool of assets underlying the AB 'pooled' notes. Two credit derivative trades that had Canadian Imperial Bank of Commerce as the counterparty were included in the pool but were not subject to the moratorium on margin calls and were also not supported by the margin facility. These trades failed to meet a required margin call and were subsequently terminated on March 13, 2009 with a 100% loss. This loss translates into 1.1% of the total value of the AB Notes and is realized within the most-junior 'C' notes which represent the first 3% of the total pool. Thus, the maximum value that could be returned to investors upon the maturity of the C notes is 67% of par.

  The anticipated missed interest payments on the AB Notes. The interest income on the pool of assets underlying the pooled notes is variable and mostly based on the prevailing bankers' acceptance rates. This variable income must first pay the fixed expense of the Margin Funding Facility (“MFF”) fee before any interest is paid to noteholders. The MFF lenders are the Canadian banks, some international banks, and the federal government. If there are not enough funds to pay the MFF fee in any given period, then the shortfall accrues and is payable in priority in future periods. There will be no interest payments on the notes until there is a rise in the prevailing interest rates and only once any accrued MFF fees are repaid. This anticipated near-term lack of income on the notes has a negative impact on their fair market value.

  In April 2009 the Company received principal repayments in the amount of Cdn$9.4 million on an AB Note backed by traditional assets. This represented a return of principal at par for substantially all of the face value of the note. However, this note was valued at 97% of face value prior to the repayment; the impact on the remaining portfolio of AB Notes is a re-balancing towards lower-valued notes and, therefore, a decrease in the weighted average price of the remaining portfolio.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $76.6 million (Cdn$89.0 million) as at June 30, 2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management's estimate of potential recovery as at June 30, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods. The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes is very illiquid with only a very small number of trades reported that took place at very distressed sales prices. There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids. Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the notes. It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at its mines as work-in-progress inventory and values work-in progress inventory at lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, the amount of metal in these mill circuits and an assumption of the metal price expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

Mineral Properties

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company's mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company's earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. Based on management's current view of future metal prices, foreign exchange rates, and cost assumptions, the carrying value of its projects were not impaired at the end of the current accounting period.

For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company's earnings and net assets. The Company confirms that there were no factors present that would indicate a write-down was necessary at the end of the current accounting period.

Goodwill and Impairment Testing

The Company's business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

The Business Combination with Western Goldfields has been accounted for in accordance with CICA Handbook Section 1582, Business Combinations. The acquisition date has been determined to be May 27, 2009, resulting in purchase considerations of approximately $397.2 million and resulting goodwill of $189.6 million. The Company has determined that it cannot support the carrying value of the goodwill as at June 30, 2009 and the Company has recorded a goodwill impairment charge of $189.6 million.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write-down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company's earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Derivative Instruments

All derivative financial instruments are classified as held for trading and are measured at fair value. The fair value of these derivative instruments is adjusted at each balance sheet date with changes in fair value recorded in the determination of net income. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

Stock-based compensation

CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. The following discussion on risks and risk management includes some of the required disclosures under the CICA Handbook Section 3862 – Financial Instruments – Disclosures related to the nature and extent of risks arising from financial instruments, as required by the standard. The Company is exposed to a number of risks associated with financial instruments that have the potential to impact operating and financial performance. The Company's primary financial instrument risk exposures are liquidity risk, currency risk, commodity price risk and credit risk. (Refer to the Company's 2008 audited consolidated financial statements for further information).

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date IFRS will replace current Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ended March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

The conversion to IFRS will likely impact the Company's statement of financial position and results of operations. To transition to IFRS, changes may be required to the Company's information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities, such as compensation programs, debt covenants and other contractual arrangements.

In the second quarter of 2009, the Company completed a high-level impact assessment to identify key areas that will be affected by the conversion. A project team has been established to manage the conversion process, and a detailed IFRS conversion plan has been completed. The detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of fourth quarter 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management's Discussion and Analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, management has concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company's annual filings was appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings (“NI 52-109”), is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

On May 9, 2008 NGI entered into an agreement to complete a Business Combination with Metallica and Peak Mines. The transaction was completed June 30, 2008 wherein the three companies consummated a reverse merger. Although the “New Gold” name prevailed, Peak Gold Ltd. became the accounting acquirer. The new management of New Gold, acting reasonably carefully considered the scope of their evaluation of internal control over financial reporting (ICFR) taking into consideration guidance in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings when a business is acquired not more than 365 days before year end. Management concluded that it would be impractical to complete an evaluation of the design and operational effectiveness of the controls over the Peak Gold Ltd. business, other than the controls over the period-end financial close process, as of December 31, 2008. Accordingly management excluded from its assessment the internal control over financial reporting concerning the former Peak Gold Ltd. business other than the controls over the period-end financial close process from their evaluation of the design and operational effectiveness of ICFR as of December 31, 2008.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed on June 1, 2009 and New Gold became the accounting acquirer. Management is currently performing an evaluation of the design and operating effectiveness of the internal controls and procedures over financial reporting as defined under NI 52-109 for the Western Goldfields Mesquite Mine business segment for the year ended December 31, 2009.

The Company evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under NI 52-109 for the year ended December 31, 2008. Based on this evaluation, management has concluded that the design and operational effectiveness of these internal controls and procedures over financial reporting are effective. There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

Limitations on Controls and Procedures

The Company's management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Footnotes

  “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by ounces sold to arrive at the total cash cost. The measure, along with sales, is considered to be a key indicator of a Company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

  Adjusted net earnings (loss) include the following adjustments to net earnings (loss):

  Foreign exchange gains and losses

  Business combination transaction costs

  Gains and losses on redemption of long-term debt

  Realized and unrealized gains and losses on gold and fuel contracts

  Realized and unrealized gains and losses on investments

  Tax impact on above adjustments

  Goodwill impairment charges

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward- looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: that The Company and Western Goldfields will be able to realize the synergies from the business combination completed June 1, 2009; there may be difficulties in integrating the operations and personnel of the Company and Western Goldfields; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; the Company is subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Brazil, Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Brazil, Canada, the United States, Australia, Mexico and Chile; or any other country in which the Company currently or may in the future carry on business; taxation, controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as the “Risks and Uncertainties” included in his document and the section entitled “Risk Factors” in the annual information form filed on March 31, 2009 and management information circular filed April 15, 2009, both available on SEDAR at www.sedar.com Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.